Exhibit 4.10

Description of the Registrant’s Securities

Registered Pursuant to Section 12 of the

Securities Exchange Act of 1934.

As of May 29, 2020, Transportation and Logistics Systems, Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), its Common Stock.

The following is a summary of information concerning capital stock of Transportation and Logistics Systems, Inc. (the “Company”). The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Company’s Amended and Restated Certificate of Incorporation, as amended, (the “Charter”) and Bylaws of the Company (the “By-Laws”), and are entirely qualified by these documents.

Common Stock

Authorized Shares. The Company is authorized to issue up to 500 million shares of common stock, par value $0.001 per share (the “Common Stock”).

Dividends. Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

Voting Rights. Each share of Common Stock is entitled to one vote per share on matters voted on by the stockholders.

Liquidation Rights. Subject to any preferential rights of outstanding shares of Preferred Stock, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution. As of May 29, 2020, holders of 1,700,000 shares of Series B Preferred Stock have the right to receive a liquidation preference equal to $0.001 per share prior to any distribution or payment to the holders of the Common Stock. Thereafter, holders of Series B Preferred Stock share ratably with the holders of Common Stock in all assets legally available for distribution to our stockholders in the event of dissolution on a 1-for-1 as converted to Common Stock basis.

Other Rights. The shares of Common Stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of Common Stock are not currently entitled to pre-emptive rights.

Fully Paid. The issued and outstanding shares of Common Stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of Common Stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares.

Listing. The Common Stock is quoted on the OTC Pink market under the symbol “TLSS”.